Union Capital @ Work


OLD COLONY PHASE 3B&C
GATE
2

COMPETITIVE RETURNS | UNION CONSTRUCTION JOBS | HOUSING FINANCE

$7.0B	$9.5B	121,194	185.9M
NET ASSETS	FINANCED	UNITS BUILT	HOURS CREATED